UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                            SPEEDHAUL HOLDINGS, INC.
                                (Name of Issuer)


                    Common Stock, par value $0.0001 per share
                         (Title of Class of Securities)


                                    847707205
                                 (CUSIP Number)


                                  Liankuan Yang
                            No. 31 Tongdao South Road
                          Hohhot, Inner Mongolia, China
                                86 (471) 339-7999
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 29, 2007
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be `filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP No. 847707205
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Liankuan Yang
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     People's Republic of China
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    22,750,000 (1)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        -
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           10,000,000
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     22,750,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     45.50%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------


(1) These shares include shares held by Xinkuan Yang (3,750,000 shares), Zhanjun Yang (3,000,000 shares), Yongjun Yang (3,000,000 shares) and Yonggang Zhao (3,000,000 shares), all of whom are related to Liankuan Yang. Pursuant to an understanding, Liankuan Yang may direct the voting of the shares held by each of Xinkuan Yang, Zhanjun Yang, Yongjun Yang and Yonggang Zhao.

CUSIP No. 847707205
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Runlan Ma
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     People's Republic of China
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    4,500,000
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        -
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           4,500,000
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,500,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.00%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

CUSIP No. 847707205
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Yang Yang
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     People's Republic of China
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    4,500,000
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        -
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           4,500,000
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,500,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.00%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

CUSIP No. 847707205
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Xinkuan Yang
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     People's Republic of China
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    - (1)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        -
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           3,750,000
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,750,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.50%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------


(1) Pursuant to an understanding, Liankuan Yang may direct the voting of these shares, which are held by Xinkuan Yang.

CUSIP No. 847707205
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Zhanjun Yang
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     People's Republic of China
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    - (1)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        -
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           3,000,000
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,000,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.00%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------


(1) Pursuant to an understanding, Liankuan Yang may direct the voting of these shares, which are held by Zhanjun Yang.

CUSIP No. 847707205
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Yongjun Yang
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     People's Republic of China
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    - (1)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        -
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           3,000,000
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,000,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.00%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------


(1) Pursuant to an understanding, Liankuan Yang may direct the voting of these shares, which are held by Yongjun Yang.

CUSIP No. 847707205
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Yonggang Zhao
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     People's Republic of China
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    - (1)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        -
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           3,000,000
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,000,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.00%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------


(1) Pursuant to an understanding, Liankuan Yang may direct the voting of these shares, which are held by Yonggang Zhao.

Item 1. Security and Issuer.

      This statement relates to the common stock, par value $0.0001 per share ("Common Stock"), of Speedhaul Holdings, Inc., a New Jersey corporation (the "Company"). The address of the Company's principal executive office is No. 31 Tongdao South Road, Hohhot, Inner Mongolia, China.

Item 2. Identity and Background.

      (a) This Schedule 13D is being filed on behalf of:

                  (i)   Liankuan Yang
                  (ii)  Xiankuan Yang
                  (iii) Zhanjun Yang
                  (iv)  Yongjun Yang
                  (v)   Yonggang Zhao
                  (vi)  Runlan Ma, and
                  (vii) Yang Yang

      The persons named in this paragraph are sometimes referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."

      (b) The business address for each of the Reporting Persons is No. 31 Tongdao South Road, Hohhot, Inner Mongolia, China.

      (c) Liankuan Yang is presently the CEO, President and the Chairman of the Company.

            Runlan Ma is presently the Secretary of the Company.

            Yang Yang is presently a director of the Company.

            Xiankuan Yang is presently the Manager of the Raw Material Department at Inner Mongolia Jin Ma Construction Co., Ltd. ("Jin Ma Construction"), which is principally in the business of general contracting, construction management and design services.

            Zhanjun Yang is presently the Sales Manager of the Inner Mongolia Jin Ma Hotel Co., Ltd. ("Jin Ma Hotel"), which is principally in the business of operating and managing the Jin Ma Hotel.

            Yongjun Yang is presently the Manager of the Corporate Affairs Department at Jin Ma Construction.

            Yonggang Zhao is presently the Manager of the Sales Department at Inner Mongolia Jin Ma Real Estate Development Co., Ltd. ("Jin Ma Real Estate"), which is principally in the business of developing residential and commercial properties.

            Each of Jin Ma Construction, Jin Ma Hotel and Jin Ma Real Estate (collectively the "Jin Ma Companies") is operated, controlled and beneficially owned by Global Rise International Limited, a Cayman Islands corporation and a wholly owned subsidiary of the Company, through a series of contractual arrangements. The principal address of the Jin Ma Companies is No. 31, South Tongdao Street, Huiming District, Hohhot, Inner Mongolia, China.

      (d) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

      (e) During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds and Other Consideration.

      On June 29, 2007, the Company entered into a Share Exchange Agreement ("Agreement") by and among Gold Horse International, Inc., a Nevada corporation ("Gold Horse"), and the stockholders of 100% of Gold Horse's common stock (the "Gold Horse Stockholders"), on the one hand, and the Company and a majority of the Company's stockholders ("Speedhaul Stockholders"), on the other hand. Under the Agreement (i) Gold Horse became a wholly-owned subsidiary of the Company,
(ii) the nominees of Gold Horse for officers and directors of the Company became the officers and directors of the Company, and (iii) the Company issued 50,000,002 shares of its common stock to the Gold Horse Stockholders and their assignees, constituting approximately 97% of the issued and outstanding capital stock of the Company at the closing of the transaction (collectively "Share Exchange").

      In the Share Exchange, the Company issued an aggregate of 19,000,000 shares of common stock to Liankuan Yang, Runlan Ma and Yang Yang in exchange for the transfer and assignment to the Company of an aggregate of 1,000 shares of Gold Horse. Additionally, the Company issued an aggregate of 12,750,000 shares of common stock to Xiankuan Yang, Zhanjun Yang, Yongjun Yang and Yonggang Zhao as assignees of the Gold Horse Stockholders. A copy of the Agreement is attached hereto as an exhibit.

Item 4. Purpose of Transaction.

      Liankuan Yang, Runlan Ma and Yang Yang acquired the securities as former holders of Gold Horse common stock pursuant to the Share Exchange. Xiankuan Yang, Zhanjun Yang, Yongjun Yang and Yonggang Zhao acquired the securities as assignees of the Gold Horse Stockholders pursuant to the Share Exchange. See
Item 3 of this Schedule 13D, which is hereby incorporated by reference.

      None of the Reporting Persons has the present intention to pursue plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Act; or (j) any similar action to those enumerated above.

Item 5. Interest in Securities of the Company.

      (a) The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 may be found in rows 11 and 13 of the Cover Pages relating to each of the Reporting Persons, which hereby is incorporated by reference.

      (b) The powers that the Reporting Persons identified in the preceding paragraph have relative to the shares discussed herein may be found in rows 7 through 10 of the Cover Pages relating to each of the Reporting Persons, which hereby is incorporated by reference.

      (c) All transactions in the class of securities reported or effected by any of the persons named in Item 5(a) during the past 60 days may be found in
Item 3.

      (d) None.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      The information provided in Item 4 is hereby incorporated by reference. To the best of the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

Item 7. Materials to be Filed as Exhibits.

(1)   Joint Filing Agreement attached hereto as Exhibit A.

(2) Share Exchange Agreement among Speedhaul Holdings, Inc., the Speedhaul Stockholders, Gold Horse and the Gold Horse Shareholders dated June 29, 2007 attached hereto as Exhibit B.

                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:   July 9, 2007

                                                         /s/ Liankuang Yang
                                                         -----------------------
                                                         Liankuan Yang


                                                         /s/ Runlan Ma
                                                         -----------------------
                                                         Runlan Ma


                                                         /s/ Yang Yang
                                                         -----------------------
                                                         Yang Yang


                                                         /s/ Xinkuan Yang
                                                         -----------------------
                                                         Xinkuan Yang


                                                         /s/ Zhanjun Yan
                                                         -----------------------
                                                         Zhanjun Yang


                                                         /s/ Yongjun Yang
                                                         -----------------------
                                                         Yongjun Yang


                                                         /s/ Yonggang Zhao
                                                         -----------------------
                                                         Yonggang Zhao

                                    EXHIBIT A

                             JOINT FILING AGREEMENT
                          PURSUANT TO RULE 13d-1(k)(1)


      The undersigned acknowledge and agree that the foregoing statement of
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.


Dated: July 9, 2007

                                                         /s/ Liankuang Yang
                                                         -----------------------
                                                         Liankuan Yang


                                                         /s/ Runlan Ma
                                                         -----------------------
                                                         Runlan Ma


                                                         /s/ Yang Yang
                                                         -----------------------
                                                         Yang Yang


                                                         /s/ Xinkuan Yang
                                                         -----------------------
                                                         Xinkuan Yang


                                                         /s/ Zhanjun Yan
                                                         -----------------------
                                                         Zhanjun Yang


                                                         /s/ Yongjun Yang
                                                         -----------------------
                                                         Yongjun Yang


                                                         /s/ Yonggang Zhao
                                                         -----------------------
                                                         Yonggang Zhao

                                    EXHIBIT B

                            SHARE EXCHANGE AGREEMENT

      This Share Exchange Agreement, dated as of June 29, 2007 (this "Agreement"), is made and entered into by and among the shareholders of Gold Horse International, Inc., a Nevada corporation ("Gold Horse") (each, a "Gold Horse Stockholder," collectively, the "Gold Horse Stockholders"), listed on
Schedule I attached, on the one hand; and Speedhaul Holdings, Inc., a publicly traded New Jersey corporation (OTCBB: SPEH.OB) ("SPEH"), Speedhaul, Inc., a New Jersey corporation and wholly owned subsidiary of SPEH ("SPEH Sub"), and Andrew Norins, an individual (the "SPEH Stockholder") on the other hand. Gold Horse is a party to this agreement solely to make representations and warranties as set forth herein.

                                    RECITALS

      WHEREAS, the Board of Directors of SPEH has adopted resolutions approving SPEH's acquisition of shares of Gold Horse (the "Acquisition") upon the terms and conditions hereinafter set forth in this Agreement;

      WHEREAS, each Gold Horse Stockholder owns the number of shares of common stock of Gold Horse set forth opposite such Gold Horse Stockholder's name in Column I on Schedule I attached hereto (collectively, the "Gold Horse Shares");

      WHEREAS, the Gold Horse Stockholders own, collectively, an amount of shares of common stock of Gold Horse, constituting 100% of the issued and outstanding capital stock of Gold Horse, and the Gold Horse Stockholders desire to sell their respective portion of the Gold Horse Shares pursuant to the terms and conditions of this Agreement;

      WHEREAS, the SPEH Stockholder holds an amount of shares of SPEH common stock which represents at least a majority of the issued and outstanding capital stock of SPEH;

      WHEREAS, the SPEH Stockholder will enter into this Agreement for the purpose of making certain representations, warranties, covenants, indemnifications and agreements;

      WHEREAS, it is intended that the terms and conditions of this Agreement comply in all respects with Section 368(a)(1)(B) of the Code and the regulations corresponding thereto, so that the Acquisition shall qualify as a tax free reorganization under the Code.

      NOW, THEREFORE, the parties hereto, intending to be legally bound, agree as follows:

                                    ARTICLE 1
                                 THE ACQUISITION

      1.1 The Acquisition. Upon the terms and subject to the conditions hereof, at the Closing (as hereinafter defined) the parties shall do the following:

            (a) The Gold Horse Stockholders will sell, convey, assign, transfer and deliver to SPEH stock certificates representing the Gold Horse Shares, which shall constitute 100% of the issued and outstanding shares of Gold Horse.

            (b) As consideration for the acquisition of the Gold Horse Shares, SPEH will issue to each Gold Horse Stockholder (and their assignees), in exchange for such Gold Horse Stockholder's pro rata portion of the Gold Horse Shares, one or more stock certificates representing the number of shares of SPEH common stock set forth opposite such party's name in Column II on Schedule 1.1(a) attached hereto (collectively, the "SPEH Shares"). The SPEH Shares issued shall equal 97.00% of the outstanding shares of SPEH common stock at the time of Closing. For example, if there are 1,500,000 shares of SPEH common stock outstanding immediately prior to the Closing, then there shall be 48,500,000 shares of SPEH common stock issued to the Gold Horse Stockholders and their assignees at Closing.

            (c) Mr. Andrew Norins shall cause 9,655,050 shares of SPEH common stock held by him to be cancelled pursuant to Section 6.6 hereof.

            (d) Gold Horse shall cause USD $325,000 to be delivered via wire transfer to an account specified by Mr. Andrew Norins to pay all the outstanding obligations of SPEH at the time of Closing. The parties acknowledge that the sum of $25,000 as a non-refundable deposit has already been paid. Such amount shall also be used to pay all outstanding obligations of SPEH.

      1.2 Closing Date. The closing of the Acquisition (the "Closing") shall take place as soon as practicable upon signing of this Agreement, and prior to June 30, 2007, or on such other date as may be mutually agreed upon by the parties. Such date is referred to herein as the "Closing Date."

      1.3 Taking of Necessary Action; Further Action. If, at any time after the Closing, any further action is necessary or desirable to carry out the purposes of this Agreement, the Gold Horse Stockholders, Gold Horse, SPEH Stockholders, SPEH and/or SPEH Sub will take all such lawful and necessary action.

                                    ARTICLE 2
                  REPRESENTATIONS AND WARRANTIES OF GOLD HORSE

      Gold Horse hereby represents and warrants to SPEH and Andrew Norins as follows:

      2.1 Organization. Gold Horse has been duly incorporated, validly exists as a corporation, and is in good standing under the laws of its jurisdiction of incorporation, and has the requisite power to carry on its business as now conducted.

      2.2 Capitalization. The authorized capital stock of Gold Horse consists of 1,000,000 shares of common stock, $0.001 par value, of which at the Closing, no more than 1,000 shares shall be issued and outstanding. All of the issued and outstanding shares of capital stock of Gold Horse, as of the Closing, are duly authorized, validly issued, fully paid, non-assessable and free of preemptive rights. There are no voting trusts or any other agreements or understandings with respect to the voting of Gold Horse's capital stock.

      2.3 Certain Corporate Matters. Gold Horse is duly qualified to do business as a corporation and is in good standing in each jurisdiction in which the ownership of its properties, the employment of its personnel or the conduct of its business requires it to be so qualified, except where the failure to be so qualified would not have a material adverse effect on Gold Horse's financial condition, results of operations or business. Gold Horse has full corporate power and authority and all authorizations, licenses and permits necessary to carry on the business in which it is engaged and to own and use the properties owned and used by it.

      2.4 Authority Relative to this Agreement. Gold Horse has the requisite power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution, delivery and performance of this Agreement by Gold Horse and the consummation by Gold Horse of the transactions contemplated hereby have been duly authorized by the Board of Directors of Gold Horse and no other actions on the part of Gold Horse are necessary to authorize this Agreement or the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Gold Horse and constitutes a valid and binding agreement of Gold Horse, enforceable against Gold Horse in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors' rights generally or by general principles of equity.

      2.5 Consents and Approvals; No Violations. Except for applicable requirements of federal securities laws and state securities or blue-sky laws, no filing with, and no permit, authorization, consent or approval of, any third party, public body or authority is necessary for the consummation by Gold Horse of the transactions contemplated by this Agreement. Neither the execution and delivery of this Agreement by Gold Horse nor the consummation by Gold Horse of the transactions contemplated hereby, nor compliance by Gold Horse with any of the provisions hereof, will (a) conflict with or result in any breach of any provisions of the charter or Bylaws of Gold Horse, (b) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, contract, agreement or other instrument or obligation to which Gold Horse is a party or by which they any of their respective properties or assets may be bound or (c) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Gold Horse, or any of its properties or assets, except in the case of clauses (b) and (c) for violations, breaches or defaults which are not in the aggregate material to SPEH or SPEH Sub taken as a whole.

      2.6 Books and Records. The books and records of Gold Horse delivered to SPEH prior to the Closing fully and fairly reflect the transactions to which Gold Horse is a party or by which it or its properties are bound and there shall be no material difference between the unaudited financials of Gold Horse given to SPEH and the actual reviewed US GAAP results of Gold Horse for the three month period ended March 31, 2007.

      2.7 Intellectual Property. Gold Horse has no knowledge of any claim that, or inquiry as to whether, any product, activity or operation of Gold Horse infringes upon or involves, or has resulted in the infringement of, any trademarks, trade-names, service marks, patents, copyrights or other proprietary rights of any other person, corporation or other entity; and no proceedings have been instituted, are pending or are threatened.

      2.8 Litigation. Gold Horse is not subject to any judgment or order of any court or quasi-judicial or administrative agency of any jurisdiction, domestic or foreign, nor is there any charge, complaint, lawsuit or governmental investigation pending against Gold Horse. Gold Horse is not a plaintiff in any action, domestic or foreign, judicial or administrative. There are no existing actions, suits, proceedings against or investigations of Gold Horse, and Gold Horse knows of no basis for such actions, suits, proceedings or investigations. There are no unsatisfied judgments, orders, decrees or stipulations affecting Gold Horse or to which Gold Horse is a party.

      2.9 Legal Compliance. To the best knowledge of Gold Horse, after due investigation, no claim has been filed against Gold Horse alleging a violation of any applicable laws and regulations of foreign, federal, state and local governments and all agencies thereof. Gold Horse hold all of the material permits, licenses, certificates or other authorizations of foreign, federal, state or local governmental agencies required for the conduct of their respective businesses as presently conducted.

      2.10 Contracts. Gold Horse has delivered to SPEH copies of each and every:

            (a) Contract or series of related contracts with the following Chinese companies:

                  (i) Inner Mongolia Golden Horse Real Estate Development Co., Ltd.
                  (ii)  Inner Mongolia Golden Horse Construction Co., Ltd.; and
                  (iii) Inner Mongolia Golden Horse Hotel Co., Ltd.

            (b) material agreement of Gold Horse not made in the ordinary course of business.

      All of the foregoing are referred to as the "Contracts." The copies of each of the Contracts delivered are accurate and complete. Each Contract is in full force and effect and constitutes a legal, valid and binding obligation of, and is legally enforceable against, the respective parties thereto. There is no material default with respect to any such contract which will give rise to liability in respect thereof on the part of Gold Horse or the other parties thereto. No notice of default or similar notice has been given or received by Gold Horse under any of such contracts.

      2.11 Disclosure. The representations and warranties and statements of fact made by Gold Horse in this Agreement are, as applicable, accurate, correct and complete and do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained herein not false or misleading.

                                    ARTICLE 3
                         REPRESENTATIONS AND WARRANTIES
                         OF THE GOLD HORSE STOCKHOLDERS

      The Gold Horse Stockholders hereby represent and warrant to SPEH as follows:

      3.1 Ownership of the Gold Horse Shares. Each Gold Horse Stockholder owns, beneficially and of record, good and marketable title to the Gold Horse Shares set forth opposite such Gold Horse Stockholder's name in Column I on Schedule I attached hereto, free and clear of all security interests, liens, adverse claims, encumbrances, equities, proxies, options or Stockholders' agreements. Each Gold Horse Stockholder represents that such person has no right or claims whatsoever to any shares of Gold Horse capital stock, other than shares listed across such Gold Horse Stockholder on Schedule I and does not have any options, warrants or any other instruments entitling such Gold Horse Stockholder to exercise to purchase or convert into shares of Gold Horse capital stock. At the Closing, the Gold Horse Stockholders will convey to SPEH good and marketable title to the Gold Horse Shares, free and clear of any security interests, liens, adverse claims, encumbrances, equities, proxies, options, shareholders' agreements or restrictions.

      3.2 Authority Relative to this Agreement. This Agreement has been duly and validly executed and delivered by each Gold Horse Stockholder and constitutes a valid and binding agreement of each Gold Horse Stockholder, enforceable against each Gold Horse Stockholder in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors' rights generally or by general principles of equity.

      3.3 Restricted Securities. Each Gold Horse Stockholder acknowledges that the SPEH Shares will not be registered pursuant to the Securities Act of 1933, as amended (the "Securities Act") or any applicable state securities laws, that the SPEH Shares will be characterized as "restricted securities" under federal securities laws, and that under such laws and applicable regulations the SPEH Shares cannot be sold or otherwise disposed of without registration under the Securities Act or an exemption therefrom. In this regard, each Gold Horse Stockholder is familiar with Rule 144 promulgated under the Securities Act, as currently in effect, and understands the resale limitations imposed thereby and by the Securities Act.

      3.4 Accredited Investor. Each Gold Horse Stockholder is an "Accredited Investor" as that term is defined in Rule 501 of Regulation D promulgated under the Securities Act. Each Gold Horse Stockholder is able to bear the economic risk of acquiring the SPEH Shares pursuant to the terms of this Agreement, including a complete loss of such Gold Horse Stockholder's investment in the SPEH Shares.

      3.5 Legend. Each Gold Horse Stockholder acknowledges that the certificate(s) representing such Gold Horse Stockholder's pro rata portion of the SPEH Shares shall each conspicuously set forth on the face or back thereof a legend in substantially the following form:

      THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THE SECURITIES UNDER SAID ACT OR PURSUANT TO AN EXEMPTION FROM REGISTRATION OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

                                    ARTICLE 4
                        REPRESENTATIONS AND WARRANTIES OF
                         SPEH AND THE SPEH SHAREHOLDERS

      SPEH and the SPEH Stockholder hereby represent and warrant, jointly and severally, to Gold Horse and the Gold Horse Stockholders as of the date hereof and as of the Closing Date (unless otherwise indicated), as follows:

      4.1 Organization. SPEH is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation, and has the requisite corporate power to carry on its business as now conducted.

      4.2 Capitalization. SPEH's authorized capital stock consists of 100,000,000 shares of capital stock, all of which are designated as Common Stock, of which 11,155,050 shares are and shall be issued and outstanding immediately prior to the Closing. When issued, the SPEH Shares and the securities into which the SPEH Shares can be converted into will be duly authorized, validly issued, fully paid, non-assessable and free of preemptive rights. There are no outstanding or authorized options, rights, warrants, calls, convertible securities, rights to subscribe, conversion rights or other agreements or commitments to which SPEH is a party or which are binding upon SPEH providing for the issuance by SPEH or transfer by SPEH of additional shares of SPEH's capital stock and SPEH has not reserved any shares of its capital stock for issuance, nor are there any outstanding stock option rights, phantom equity or similar rights, contracts, arrangements or commitments to issue capital stock of SPEH. There are no voting trusts or any other agreements or understandings with respect to the voting of SPEH's capital stock. There are no obligations of SPEH to repurchase, redeem or otherwise require any shares of its capital stock as of the Closing.

      4.3 Certain Corporate Matters. SPEH is duly licensed or qualified to do business and is in good standing as a foreign corporation in every jurisdiction in which the character of such properties or nature of such business requires it to be so licensed or qualified other than such jurisdictions in which the failure to be so licensed or qualified does not, or insofar as can reasonably be foreseen, in the future will not, have a material adverse effect on its financial condition, results of operations or business. SPEH has full corporate power and authority and all authorizations, licenses and permits necessary to carry on the business in which it is engaged or in which it proposes presently to engage and to own and use the properties owned and used by it. SPEH has delivered to Gold Horse true, accurate and complete copies of its certificate or articles of incorporation and bylaws of SPEH, which reflect all restatements of and amendments made thereto at any time prior to the date of this Agreement. The records of meetings of the Stockholders and Board of Directors of SPEH are complete and correct in all material respects. The stock records of SPEH and the Stockholder lists of SPEH that SPEH has previously furnished to Gold Horse are complete and correct in all material respects and accurately reflect the record ownership and the beneficial ownership of all the outstanding shares of SPEH's capital stock and any other outstanding securities issued by SPEH. SPEH is not in default under or in violation of any provision of its certificate or articles of incorporation or bylaws in any material respect. SPEH is not in any material default or in violation of any restriction, lien, encumbrance, indenture, contract, lease, sublease, loan agreement, note or other obligation or liability by which it is bound or to which any of its assets is subject.

      4.4 Authority Relative to this Agreement. Each of SPEH and the SPEH Stockholder has the requisite power and authority to enter into this Agreement and carry out its or his obligations hereunder. The execution, delivery and performance of this Agreement by SPEH and the consummation of the transactions contemplated hereby have been duly authorized by the Board of Directors of SPEH, and no other actions on the part of SPEH are necessary to authorize this Agreement or the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by SPEH, SPEH Sub and the SPEH Stockholder and constitutes a valid and binding obligation of SPEH, SPEH Sub and each SPEH Stockholder, enforceable in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors' rights generally or by general principles of equity.

      4.5 Consents and Approvals; No Violations. Except for applicable requirements of federal securities laws and state securities or blue-sky laws, no filing with, and no permit, authorization, consent or approval of, any third party, public body or authority is necessary for the consummation by SPEH of the transactions contemplated by this Agreement. Neither the execution and delivery of this Agreement by SPEH nor the consummation by SPEH of the transactions contemplated hereby, nor compliance by SPEH with any of the provisions hereof, will (a) conflict with or result in any breach of any provisions of the charter or Bylaws of SPEH, (b) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, contract, agreement or other instrument or obligation to which SPEH is a party or by which they any of their respective properties or assets may be bound or
(c) violate any order, writ, injunction, decree, statute, rule or regulation applicable to SPEH, or any of their respective properties or assets, except in the case of clauses (b) and (c) for violations, breaches or defaults which are not in the aggregate material to SPEH taken as a whole.

      4.6 SEC Documents. SPEH hereby makes reference to the following documents filed with the United States Securities and Exchange Commission (the "SEC"), as posted on the SEC's website, www.sec.gov: (collectively, the "SEC Documents"):
(a) Registration Statements on Form SB-2 on February 2, 2006 and May 2, 2005, and all amendments thereto; (b) Annual Reports on Form 10-KSB for the fiscal years ended December 31, 2006, 2005 and any amendments thereto; (c) Quarterly Reports on Form 10-QSB for the periods ended March 31, 2007, 2006, 2005, June 30, 2006, 2005, September 30, 2006, 2005, and any amendments thereto; and (d) Current Reports on Form 8-K filed from January 31, 2005 through the date of Closing. The SEC Documents constitute all of the documents and reports that SPEH was required to file with the SEC pursuant to the Securities Exchange Act of 1934 ("Exchange Act") and the rules and regulations promulgated thereunder by the SEC since the effectiveness of any and all registration statements of SPEH on Form SB-2. As of their respective dates, the SEC Documents complied in all material respects with the requirements of the Securities Act and/or the Exchange Act, as the case may require, and the rules and regulations promulgated thereunder and none of the SEC Documents contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of Closing, except as set forth in the disclosure schedule attached hereto, none of SPEH's filings with the SEC are under review or are the subject of issued comments under letters from the SEC which have not been resolved. The consolidated financial statements of SPEH included in the SEC Documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles in the United States (except, in the case of unaudited statements, as permitted by the applicable form under the Securities Act and/or the Exchange Act) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present the financial position of SPEH as of the dates thereof and its consolidated statements of operations, Stockholders' equity and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal and recurring year-end audit adjustments which were and are not expected to have a material adverse effect on SPEH, its business, financial condition or results of operations). Except as and to the extent set forth on the consolidated balance sheet of SPEH as of December 31, 2006, including the notes thereto, SPEH has no liability or obligation of any nature (whether accrued, absolute, contingent or otherwise and whether required to be reflected on a balance sheet or not).

      4.7 Financial Statements.

            (a) Included in the SEC Documents are the audited consolidated balance sheet of SPEH as at December 31, 2006 and 2005, and the related statement of operations, Stockholders' equity and cash flows for the two years then ended, together with the unqualified report thereon (except with respect to continuation as a going concern) of Webb & Co., P.A. ("Webb"), independent auditors (collectively, "SPEH's Audited Financials").

            (b) Included in the SEC Documents are the unaudited consolidated balance sheet of SPEH as at March 31, 2007, and the related statement of operations, Stockholders' equity and cash flows for the three months then ended, as reviewed by Webb ("SPEH's Interim Financials").

            (c) SPEH's Audited Financials and SPEH's Interim Financials (collectively "SPEH's Financial Statements") are (i) in accordance with the books and records of SPEH, (ii) correct and complete, (iii) fairly present the financial position and results of operations of SPEH and SPEH Sub as of the dates indicated, and (iv) prepared in accordance with U.S. GAAP (except that (x) unaudited financial statements may not be in accordance with GAAP because of the absence of footnotes normally contained therein, and (y) interim (unaudited) financials are subject to normal year-end audit adjustments that in the aggregate will not have a material adverse effect on SPEH or SPEH Sub, their respective businesses, financial conditions or results of operations.

      4.8 Events Subsequent to Financial Statements. Except as disclosed in
Schedule 4.8, since December 31, 2006, there has not been:

            (a) Any sale, lease, transfer, license or assignment of any assets, tangible or intangible, of SPEH;

            (b) Any damage, destruction or property loss, whether or not covered by insurance, affecting adversely the properties or business of SPEH;

            (c) Any declaration or setting aside or payment of any dividend or distribution with respect to the shares of capital stock of SPEH or any redemption, purchase or other acquisition of any such shares;

            (d) Any subjection to any lien on any of the assets, tangible or intangible, of SPEH;

            (e) Any incurrence of indebtedness or liability or assumption of obligations by SPEH;

            (f) Any waiver or release by SPEH of any right of any material value;

            (g) Any compensation or benefits paid to officers or directors of SPEH;

            (h) Any change made or authorized in the Articles of Incorporation or Bylaws of SPEH;

            (i) Any loan to or other transaction with any officer, director or Stockholder of SPEH giving rise to any claim or right of SPEH against any such person or of such person against SPEH; or

            (j) Any material adverse change in the condition (financial or otherwise) of the respective properties, assets, liabilities or business of SPEH.

      4.9 Liabilities. Except as otherwise disclosed in SPEH's Financial Statements or to be paid pursuant to the $325,000 payment set forth in Section 1.1(d) hereinabove, neither SPEH nor SPEH Sub has any liability or obligation whatsoever, either direct or indirect, matured or unmatured, accrued, absolute, contingent or otherwise. In addition, SPEH and the SPEH Stockholder represent that upon Closing, neither SPEH nor SPEH Sub will have any liability or obligation whatsoever, either direct or indirect, matured or unmatured, accrued, absolute, contingent or otherwise.

      4.10 Tax Matters. Except as disclosed in Schedule 4.10:

            (a) SPEH has duly filed all material federal, state, local and foreign tax returns required to be filed by or with respect to them with the Internal Revenue Service or other applicable taxing authority, and no extensions with respect to such tax returns have been requested or granted;

            (b) SPEH has paid, or adequately reserved against in SPEH's Financial Statements, all material taxes due, or claimed by any taxing authority to be due, from or with respect to them;

            (c) To the best knowledge of SPEH, there has been no material issue raised or material adjustment proposed (and none is pending) by the Internal Revenue Service or any other taxing authority in connection with any of SPEH's tax returns;

            (d) No waiver or extension of any statute of limitations as to any material federal, state, local or foreign tax matter has been given by or requested from SPEH; and

            For the purposes of this Section 4.10, a tax is due (and must therefore either be paid or adequately reserved against in SPEH's Financial Statements) only on the last date payment of such tax can be made without interest or penalties, whether such payment is due in respect of estimated taxes, withholding taxes, required tax credits or any other tax.

      4.11 Real Property. SPEH does not own or lease any real property.

      4.12 Books and Records. The books and records of SPEH delivered to the Gold Horse Stockholders prior to the Closing fully and fairly reflect the transactions to which SPEH is a party or by which they or their properties are bound.

      4.13 Questionable Payments. SPEH, nor any employee, agent or representative of SPEH has, directly or indirectly, made any bribes, kickbacks, illegal payments or illegal political contributions using Company funds or made any payments from SPEH's funds to governmental officials for improper purposes or made any illegal payments from SPEH's funds to obtain or retain business.

      4.14 Intellectual Property. SPEH does not own or use any trademarks, trade names, service marks, patents, copyrights or any applications with respect thereto. SPEH and the SPEH Stockholder have no knowledge of any claim that, or inquiry as to whether, any product, activity or operation of SPEH infringes upon or involves, or has resulted in the infringement of, any trademarks, trade-names, service marks, patents, copyrights or other proprietary rights of any other person, corporation or other entity; and no proceedings have been instituted, are pending or are threatened.

      4.15 Insurance. SPEH has no insurance policies in effect.

      4.16 Contracts. Except as set forth on Schedule 4.16, SPEH has no material contracts, leases, arrangements or commitments (whether oral or written). SPEH is not a party to or bound by or affected by any contract, lease, arrangement or commitment (whether oral or written) relating to: (a) the employment of any person; (b) collective bargaining with, or any representation of any employees by, any labor union or association; (c) the acquisition of services, supplies, equipment or other personal property; (d) the purchase or sale of real property;
(e) distribution, agency or construction; (f) lease of real or personal property as lessor or lessee or sublessor or sublessee; (g) lending or advancing of funds; (h) borrowing of funds or receipt of credit; (i) incurring any obligation or liability; or (j) the sale of personal property.

      4.17 Litigation. Neither SPEH nor SPEH Sub is subject to any judgment or order of any court or quasi-judicial or administrative agency of any jurisdiction, domestic or foreign, nor is there any charge, complaint, lawsuit or governmental investigation pending against SPEH or SPEH Sub. Neither SPEH nor SPEH Sub is a plaintiff in any action, domestic or foreign, judicial or administrative. There are no existing actions, suits, proceedings against or investigations of SPEH or SPEH Sub, and SPEH knows of no basis for such actions, suits, proceedings or investigations. There are no unsatisfied judgments, orders, decrees or stipulations affecting SPEH or SPEH Sub or to which SPEH or SPEH Sub is a party.

      4.18 Employees. SPEH has no employees. SPEH owes no compensation of any kind, deferred or otherwise, to any current or previous employees. SPEH has no written or oral employment agreement with any officer or director of SPEH. SPEH is not a party to or bound by any collective bargaining agreement. Except as set forth on Schedule 4.18, there are no loans or other obligations payable or owing by SPEH to any Stockholder, officer, director or employee of SPEH, nor are there any loans or debts payable or owing by any of such persons to SPEH or any guarantees by SPEH of any loan or obligation of any nature to which any such person is a party.

      4.19 Employee Benefit Plans. SPEH does not have any (a) non-qualified deferred or incentive compensation or retirement plans or arrangements, (b) qualified retirement plans or arrangements, (c) other employee compensation, severance or termination pay or welfare benefit plans, programs or arrangements or (d) any related trusts, insurance contracts or other funding arrangements maintained, established or contributed to by SPEH.

      4.20 Legal Compliance. To the best knowledge of SPEH, after due investigation, no claim has been filed against SPEH or SPEH Sub alleging a violation of any applicable laws and regulations of foreign, federal, state and local governments and all agencies thereof. SPEH hold all of the material permits, licenses, certificates or other authorizations of foreign, federal, state or local governmental agencies required for the conduct of its business as presently conducted.

      4.21 Subsidiaries and Investments.

            (a) Except for the shares of SPEH Sub held by SPEH, SPEH neither owns any capital stock, has any interest of any kind nor has any agreement or commitment to purchase any interest, whatsoever in any corporation, partnership, or other form of business organization.

            (b) Schedule 4.21(b) sets forth true and complete copies of the charter of SPEH Sub, as well as any shareholder agreement relating to such subsidiary, and any acquisition agreement relating to SPEH Sub. All corporate or other action that has been taken by SPEH Sub has been duly authorized and does not conflict with or violate any provision of its charter, bylaws or other organizational documents.

            (c) All outstanding shares of capital stock or other ownership interests of SPEH Sub are validly issued, fully paid, nonassessable and free of preemptive rights and are owned (either directly or indirectly) by SPEH without any encumbrances.

            (d) There are no outstanding securities convertible into or exchangeable for the capital stock of or other equity interests in SPEH Sub and no outstanding options, rights, subscriptions, calls commitments, warrants or rights of any character for SPEH, SPEH Sub or any other person or entity to purchase, subscribe for or to otherwise acquire any shares of such stock or other securities of SPEH Sub.

            (e) There are no outstanding agreements affecting or relating to the voting, issuance, purchase, redemption, repurchase or transfer of any capital stock of or other equity interests in SPEH Sub.

            (g) SPEH Sub's stock register or similar register of ownership has complete and accurate records indicating the following: (i) the name and address of each person or entity owning shares of capital stock or other equity interest of SPEH Sub and (ii) the certificate number of each certificate evidencing shares of capital stock or other equity interest issued by SPEH Sub, the number of shares or other equity interests evidenced by each such certificate, the date of issuance of such certificate, and, if applicable, the date of cancellation. Copies of same have been furnished to Gold Horse.

      4.22 Broker's Fees. Neither SPEH, nor anyone on its behalf has any liability to any broker, finder, investment banker or agent, or has agreed to pay any brokerage fees, finder's fees or commissions, or to reimburse any expenses of any broker, finder, investment banker or agent in connection with this Agreement.

      4.23 Internal Accounting Controls. SPEH maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management's general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. SPEH has established disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for SPEH and designed such disclosure controls and procedures to ensure that material information relating to SPEH is made known to the certifying officers by others within those entities, particularly during the period in which the SPEH's Form 10-KSB or 10-QSB, as the case may be, is being prepared. SPEH's certifying officers have evaluated the effectiveness of SPEH's controls and procedures as of end of the filing period prior to the filing date of the Form 10-QSB for the quarter ended March 31, 2007 (such date, the "Evaluation Date"). SPEH presented in its most recently filed Form 10-KSB or Form 10-QSB the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date. Since the Evaluation Date, there have been no significant changes in SPEH's internal controls (as such term is defined in Item 307(b) of Regulation S-K under the Exchange Act) or, to SPEH's knowledge, in other factors that could significantly affect SPEH's internal controls.

      4.24 Listing and Maintenance Requirements. SPEH's common stock is currently quoted on the OTC Bulletin Board and SPEH has not, in the 12 months preceding the date hereof, received any notice from the OTC Bulletin Board or the NASD or any trading market on which SPEH's common stock is or has been listed or quoted to the effect that SPEH is not in compliance with the quoting, listing or maintenance requirements of the OTCBB or such other trading market. SPEH is, and has no reason to believe that it will not, in the foreseeable future continue to be, in compliance with all such quoting, listing and maintenance requirements.

      4.25 Application of Takeover Protections. SPEH and its board of directors have taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under SPEH's certificate or articles of incorporation (or similar charter documents) or the laws of its state of incorporation that is or could become applicable to Gold Horse or the Gold Horse Stockholders as a result of the Acquisition or the exercise of any rights by Gold Horse or the Gold Horse Stockholders pursuant to this Agreement.

      4.26 No SEC or NASD Inquiries. Neither SPEH nor any of its past or present officers or directors is, or has ever been, the subject of any formal or informal inquiry or investigation by the SEC or NASD.

      4.27 Restrictions on Business Activities. Except as disclosed on Schedule
4.27 hereto, there is no agreement, commitment, judgment, injunction, order or decree binding upon SPEH or to which SPEH is a party which has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of SPEH, any acquisition of property by SPEH or the conduct of business by Gold Horse or SPEH as currently conducted, other than such effects, individually or in the aggregate, which have not had and could not reasonably be expected to have a Material Adverse Effect on SPEH.

      4.28 Interested Party Transactions. Except as set forth in the Schedule
4.28 hereto or as reflected in the financial statements to be delivered hereunder, no employee, officer, director or shareholder of SPEH or a member of his or her immediate family is indebted to SPEH, nor are SPEH indebted (or committed to make loans or extend or guarantee credit) to any of them, other than (i) for payment of salary for services rendered, (ii) reimbursement for reasonable expenses incurred on behalf of SPEH, and (iii) for other employee benefits made generally available to all employees. Except as set forth in
Schedule 4.28, to the knowledge of SPEH, no employee, officer, director or shareholder or any member of their immediate families is, directly or indirectly, interested in any material contract with SPEH (other than such contracts as relate to any such individual ownership of interests in or securities of SPEH).

      4.29 Disclosure. The representations and warranties and statements of fact made by SPEH in this Agreement are, as applicable, accurate, correct and complete and do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained herein not false or misleading.

                                    ARTICLE 5
                                 INDEMNIFICATION

      5.1 SPEH Stockholder Indemnification. For a period of one year after the Closing, the SPEH Stockholder ("Indemnifying Party") agrees to indemnify Gold Horse, the Gold Horse Stockholders and each of the officers, agents and directors of Gold Horse or the Gold Horse Stockholders (each an "Indemnified Party") against any loss, liability, claim, damage or expense (including, but not limited to, any and all expenses whatsoever reasonably incurred in investigating, preparing or defending against any litigation, commenced or threatened, or any claim whatsoever) (each, a "Claim") to which it or they may become subject arising out of or based on either (i) any breach of or inaccuracy in any of the representations and warranties or covenants or conditions made by SPEH and/or the SPEH Stockholder herein in this Agreement; or (ii) any and all liabilities arising out of or in connection with: (A) any of the assets of SPEH or SPEH Sub prior to the Closing; or (B) the operations of SPEH prior to the Closing (the "SPEH Stockholders Indemnification"). During the period of the SPEH Stockholders Indemnification, if Gold Horse or the Gold Horse Stockholders shall become reasonably aware of any Claim covered by this Section 5.1, and while such Claim is unresolved, Gold Horse shall have the right to issue stop transfer instructions to its transfer agent with respect to the SPEH Shares held by the Indemnifying Party.

      5.2 Indemnification Procedures. If any action shall be brought against any Indemnified Party in respect of which indemnity may be sought pursuant to this Agreement, such Indemnified Party shall promptly notify the Indemnifying Party in writing, and the Indemnifying Party shall have the right to assume the defense thereof with counsel of its own choosing. Any Indemnified Party shall have the right to employ separate counsel in any such action and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party except to the extent that the employment thereof has been specifically authorized by the Indemnifying Party in writing, the Indemnifying Party has failed after a reasonable period of time to assume such defense and to employ counsel or in such action there is, in the reasonable opinion of such separate counsel, a material conflict on any material issue between the position of the Indemnifying Party and the position of such Indemnified Party. The Indemnifying Party will not be liable to any Indemnified Party under this Article 5 for any settlement by an Indemnified Party effected without the Indemnifying Party's prior written consent, which shall not be unreasonably withheld or delayed; or to the extent, but only to the extent that a loss, claim, damage or liability is attributable to any Indemnified Party's indemnification pursuant to this Article 5.

                                    ARTICLE 6
                     COVENANTS AND AGREEMENTS OF THE PARTIES
                           EFFECTIVE PRIOR TO CLOSING

      6.1 Corporate Examinations and Investigations. Prior to the Closing, each party shall be entitled, through its employees and representatives, to make such investigations and examinations of the books, records and financial condition of Gold Horse and SPEH (and SPEH Sub) as each party may request. In order that each party may have the full opportunity to do so, Gold Horse and SPEH, the Gold Horse Stockholders and the SPEH Stockholder shall furnish each party and its representatives during such period with all such information concerning the affairs of Gold Horse or SPEH or SPEH Sub as each party or its representatives may reasonably request and cause Gold Horse or SPEH and their respective officers, employees, consultants, agents, accountants and attorneys to cooperate fully with each party's representatives in connection with such review and examination and to make full disclosure of all information and documents requested by each party and/or its representatives. Any such investigations and examinations shall be conducted at reasonable times and under reasonable circumstances, it being agreed that any examination of original documents will be at each party's premises, with copies thereof to be provided to each party and/or its representatives upon request.

      6.2 Cooperation; Consents. Prior to the Closing, each party shall cooperate with the other parties to the end that the parties shall (i) in a timely manner make all necessary filings with, and conduct negotiations with, all authorities and other persons the consent or approval of which, or the license or permit from which is required for the consummation of the Acquisition and (ii) provide to each other party such information as the other party may reasonably request in order to enable it to prepare such filings and to conduct such negotiations.

      6.3 Conduct of Business. Subject to the provisions hereof, from the date hereof through the Closing, each party hereto shall (i) conduct its business in the ordinary course and in such a manner so that the representations and warranties contained herein shall continue to be true and correct in all material respects as of the Closing as if made at and as of the Closing and (ii) not enter into any material transactions or incur any material liability not required or specifically contemplated hereby, without first obtaining the written consent of Gold Horse and the holders of a majority of voting stock of Gold Horse on the one hand and SPEH and the holders of a majority of voting stock of SPEH common stock on the other hand. Without the prior written consent of Gold Horse, the Gold Horse Stockholders, SPEH or the SPEH Stockholder, except as required or specifically contemplated hereby, each party shall not undertake or fail to undertake any action if such action or failure would render any of said warranties and representations untrue in any material respect as of the Closing.

      6.4 Litigation. From the date hereof through the Closing, each party hereto shall promptly notify the representative of the other parties of any lawsuits, claims, proceedings or investigations which after the date hereof are threatened or commenced against such party or any of its affiliates or any officer, director, employee, consultant, agent or shareholder thereof, in their capacities as such, which, if decided adversely, could reasonably be expected to have a material adverse effect upon the condition (financial or otherwise), assets, liabilities, business, operations or prospects of such party or any of its subsidiaries.

      6.5 Notice of Default. From the date hereof through the Closing, each party hereto shall give to the representative of the other parties prompt written notice of the occurrence or existence of any event, condition or circumstance occurring which would constitute a violation or breach of this Agreement by such party or which would render inaccurate in any material respect any of such party's representations or warranties herein.

      6.6 Share Cancellation. Immediately prior to the Closing, Andrew Norins shall cause 9,655,050 shares of his 10,000,000 SPEH Shares to be cancelled. In connection with such share cancellation, Mr. Norins agrees to execute and deliver any documents and instruments reasonably necessary to effect such cancellation, including original stock certificate(s) and stock powers, with proper endorsements and/or medallion certified signatures.

      6.7 Bylaws. If necessary, SPEH shall amend its Bylaws to permit the election and/or appointment of additional new directors to SPEH's Board of Directors as set forth in Section 7.1(a) below.

      6.8 Confidentiality; Access to Information.

            (a) Any confidentiality agreement or letter of intent previously executed by the parties shall be superseded in its entirety by the provisions of this Agreement. Each party agrees to maintain in confidence any non-public information received from the other party, and to use such non-public information only for purposes of consummating the transactions contemplated by this Agreement. Such confidentiality obligations will not apply to (i) information which was known to the one party or their respective agents prior to receipt from the other party; (ii) information which is or becomes generally known; (iii) information acquired by a party or their respective agents from a third party who was not bound to an obligation of confidentiality; and (iv) disclosure required by law. In the event this Agreement is terminated as provided in Article 8 hereof, each party will return or cause to be returned to the other all documents and other material obtained from the other in connection with the Transaction contemplated hereby.

            (b) Access to Information.

                  (i) Gold Horse will afford SPEH and its financial advisors, accountants, counsel and other representatives reasonable access during normal business hours, upon reasonable notice, to the properties, books, records and personnel of Gold Horse during the period prior to the Closing to obtain all information concerning the business, including the status of product development efforts, properties, results of operations and personnel of Gold Horse, as SPEH may reasonably request. No information or knowledge obtained by SPEH in any investigation pursuant to this Section
      6.8 will affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Transaction.

                  (ii) SPEH will afford Gold Horse and its financial advisors, underwriters, accountants, counsel and other representatives reasonable access during normal business hours, upon reasonable notice, to the properties, books, records and personnel of SPEH during the period prior to the Closing to obtain all information concerning the business, including the status of product development efforts, properties, results of operations and personnel of SPEH, as Gold Horse may reasonably request. No information or knowledge obtained by Gold Horse in any investigation pursuant to this Section 6.8 will affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Transaction.

      6.9 Public Disclosure. Except to the extent previously disclosed or to the extent the parties believe that they are required by applicable law or regulation to make disclosure, prior to Closing, no party shall issue any statement or communication to the public regarding the transaction contemplated herein without the consent of the other party, which consent shall not be unreasonably withheld. To the extent a party hereto believes it is required by law or regulation to make disclosure regarding the Transaction, it shall, if possible, immediately notify the other party prior to such disclosure. Notwithstanding the foregoing, the parties hereto agree that SPEH will prepare and file a Current Report on Form 8-K pursuant to the Exchange Act reasonably acceptable to Gold Horse to report the execution of this Agreement and that any party hereto may file any reports as required by the Exchange Act including, without limitation, any reports on Schedule 13D.

      6.10 Assistance with Post-Closing SEC Reports and Inquiries. Upon the reasonable request of Gold Horse, after the Closing Date, each SPEH Stockholder shall use his reasonable best efforts to provide such information available to it, including information, filings, reports, financial statements or other circumstances of SPEH occurring, reported or filed prior to the Closing, as may be necessary or required by SPEH for the preparation of the post-Closing Date reports that SPEH is required to file with the SEC to remain in compliance and current with its reporting requirements under the Exchange Act, or filings required to address and resolve matters as may relate to the period prior to the Closing and any SEC comments relating thereto or any SEC inquiry thereof.

                                    ARTICLE 7
                              CONDITIONS TO CLOSING

      7.1 Conditions to Obligations of Gold Horse and the Gold Horse Stockholders. The obligations of Gold Horse and the Gold Horse Stockholders under this Agreement shall be subject to each of the following conditions:

            (a) Closing Deliveries. At the Closing, SPEH and/or the SPEH Stockholder shall have delivered or caused to be delivered to Gold Horse and the Gold Horse Stockholders the following:

                  (i) resolutions duly adopted by the Board of Directors of SPEH authorizing and approving the Acquisition and the execution, delivery and performance of this Agreement;

                  (ii) a certificate of good standing for SPEH from its
            jurisdiction of incorporation, dated not earlier than five days prior to the Closing Date;

                  (iii) written resignations of all officers and directors of
            SPEH and SPEH Sub in office immediately prior to the Closing, and board resolutions electing the following individuals to the positions with SPEH and SPEH Sub listed opposite their names below:

                  Liankuan Yang         CEO, President and Chairman of the Board
                  Adam Wasserman        CFO
                  Runlan Ma             Secretary

                  (iv) stock certificates representing the SPEH Shares to be delivered pursuant to this Agreement registered with the names set forth in Schedule I;

                  (v) this Agreement duly executed by SPEH and the SPEH
            Stockholder;

                  (vi) all corporate records, agreements, seals and any other information reasonably requested by Gold Horse's representatives with respect to SPEH; and

                  (vii) such other documents as Gold Horse and/or the Gold Horse
            Stockholders may reasonably request in connection with the transactions contemplated hereby.

            (b) Representations and Warranties to be True. The representations and warranties of SPEH, SPEH Sub and the SPEH Stockholder herein contained shall be true in all material respects at the Closing with the same effect as though made at such time. SPEH, SPEH Sub and the SPEH Stockholder shall have performed in all material respects all obligations and complied in all material respects with all covenants and conditions required by this Agreement to be performed or complied with by them at or prior to the Closing.

            (c) Transfer of On-Going Business. All current assets of SPEH and SPEH Sub shall have been transferred to entities owned by certain SPEH shareholders, in complete settlement of outstanding debt owed to such shareholders. SPEH and/or the SPEH Stockholder shall use the proceeds of the purchase price hereunder to settle all other outstanding debts, payables and liabilities of SPEH on or prior to the Closing Date, and such proceeds may be paid out of escrow on the Closing Date. SPEH shall have delivered documentary evidence of such transfer(s) and transactions reasonably satisfactory to Gold Horse.

            (d) No Assets and Liabilities. At the Closing, each of SPEH and SPEH Sub shall have no liabilities, debts or payables (contingent or otherwise), no tax obligations, no material assets, and except as contemplated in this Agreement, no material changes to its business or financial condition shall have occurred since the date of this Agreement.

            (e) SEC Filings. At the Closing, SPEH will be current in all SEC filings required by it to be filed.

            (f) Outstanding Common Stock. SPEH shall have at least 100,000,000 shares of its common stock authorized and shall have no more than 1.5 million shares of its common stock issued and outstanding after cancellation of 9,655,050 shares of SPEH common stock held by Mr. Norins.

      7.2 Conditions to Obligations of SPEH and the SPEH Stockholder. The obligations of SPEH and the SPEH Stockholder under this Agreement shall be subject to each of the following conditions:

            (a) Closing Deliveries. On the Closing Date, Gold Horse and/or the Gold Horse Stockholders shall have delivered to SPEH the following:

                  (i) this Agreement duly executed by Gold Horse and the Gold Horse Stockholders;

                  (ii) stock certificates representing the Gold Horse Shares to be delivered pursuant to this Agreement duly endorsed or accompanied by duly executed stock powers;

                  (iii) the $325,000 payment set forth in Section 1.1(d)
                        hereinabove; and

                  (iv) such other documents as SPEH may reasonably request in connection with the transactions contemplated hereby.

            (b) Representations and Warranties True and Correct. The representations and warranties of Gold Horse and the Gold Horse Stockholders herein contained shall be true in all material respects at the Closing with the same effect as though made at such time. Gold Horse and the Gold Horse Stockholders shall have performed in all material respects all obligations and complied in all material respects with all covenants and conditions required by this Agreement to be performed or complied with by them at or prior to the Closing.

                                    ARTICLE 8
                             SEC FILING; TERMINATION

      8.1 At or prior to Closing, SPEH shall prepare the information statement required by Rule 14f-1 promulgated under the Exchange Act ("14f-1 Information Statement"), and SPEH shall file the 14f-1 Information Statement with the SEC and mail the same to each of SPEH's shareholders of record.

      8.2 This Agreement may be terminated at any time prior to the Closing:

            (a) by mutual written agreement of SPEH and Gold Horse;

            (b) by either SPEH or Gold Horse if the Transaction shall not have been consummated for any reason by June 30, 2007; provided, however, that the right to terminate this Agreement under this Section 8.2(b) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Transaction to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;

            (c) by either SPEH or Gold Horse if a governmental entity shall have issued an order, decree or ruling or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Transaction, which order, decree, ruling or other action is final and non-appealable;

            (d) by Gold Horse, upon a material breach of any representation, warranty, covenant or agreement on the part of SPEH set forth in this Agreement, or if any representation or warranty of SPEH shall have become materially untrue, in either case such that the conditions set forth in Section 7.1 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided, that if such inaccuracy in SPEH's or SPEH Sub's representations and warranties or breach by SPEH is curable by SPEH prior to the Closing Date, then Gold Horse may not terminate this Agreement under this Section 8.2(d) for thirty (30) days after delivery of written notice from Gold Horse to SPEH of such breach, provided SPEH continues to exercise commercially reasonable efforts to cure such breach (it being understood that Gold Horse may not terminate this Agreement pursuant to this Section 8.2(d) if it shall have materially breached this Agreement or if such breach by SPEH is cured during such thirty (30)-day period); or

            (e) by SPEH, upon a material breach of any representation, warranty, covenant or agreement on the part of Gold Horse or Gold Horse Stockholders set forth in this Agreement, or if any representation or warranty of Gold Horse or Gold Horse Stockholders shall have become materially untrue, in either case such that the conditions set forth in Section 7.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided, that if such inaccuracy in Gold Horse's or Gold Horse Stockholders' representations and warranties or breach by Gold Horse or Gold Horse Stockholders is curable by Gold Horse or Gold Horse Stockholders prior to the Closing Date, then SPEH may not terminate this Agreement under this Section 8.2(e) for thirty (30) days after delivery of written notice from SPEH to Gold Horse and Gold Horse Stockholders of such breach, provided Gold Horse and Gold Horse Stockholders continue to exercise commercially reasonable efforts to cure such breach (it being understood that SPEH may not terminate this Agreement pursuant to this Section 8.2(e) if it shall have materially breached this Agreement or if such breach by Gold Horse or Gold Horse Stockholders is cured during such thirty (30)-day period).

      8.3 Notice of Termination; Effect of Termination. Any termination of this Agreement under Section 8.2 above will be effective immediately upon (or, if the termination is pursuant to Section 8.2(d) or Section 8.2(e) and the proviso therein is applicable, thirty (30) days after) the delivery of written notice of the terminating party to the other parties hereto. In the event of the termination of this Agreement as provided in Section 8.2, this Agreement shall be of no further force or effect and the Transaction shall be abandoned, except as set forth in this Section 8.2, Section 8.3 and Article 9 (General Provisions), each of which shall survive the termination of this Agreement.

                                    ARTICLE 9
                               GENERAL PROVISIONS

      9.1 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered personally, sent by overnight courier or mailed by registered or certified mail (postage prepaid and return receipt requested) to the party to whom the same is so delivered, sent or mailed at addresses set forth on the signature page hereof (or at such other address for a party as shall be specified by like notice).

      9.2 Interpretation. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. References to Sections and Articles refer to sections and articles of this Agreement unless otherwise stated.

      9.3 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated and the parties shall negotiate in good faith to modify this Agreement to preserve each party's anticipated benefits under this Agreement.

      9.4 Miscellaneous. This Agreement (together with all other documents and instruments referred to herein): (a) constitutes the entire agreement and supersedes all other prior agreements and undertakings, both written and oral, among the parties with respect to the subject matter hereof; (b) except as expressly set forth herein, is not intended to confer upon any other person any rights or remedies hereunder and (c) shall not be assigned by operation of law or otherwise, except as may be mutually agreed upon by the parties hereto.

      9.5 Separate Counsel. Each party hereby expressly acknowledges that it has been advised to seek its own separate legal counsel for advice with respect to this Agreement, and that no counsel to any party hereto has acted or is acting as counsel to any other party hereto in connection with this Agreement.

      9.6 Governing Law. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Florida.

      9.7 Counterparts and Facsimile Signatures. This Agreement may be executed in two or more counterparts, which together shall constitute a single agreement. This Agreement and any documents relating to it may be executed and transmitted to any other party by facsimile, which facsimile shall be deemed to be, and utilized in all respects as, an original, wet-inked manually executed document.

      9.8 Amendment. This Agreement may be amended, modified or supplemented only by an instrument in writing executed by Gold Horse, SPEH, and holders of a majority of outstanding voting stock of Gold Horse and the holders of a majority of outstanding voting stock of SPEH; provided that, the consent of any Gold Horse or SPEH shareholder that is a party to this Agreement shall be required if the amendment or modification would disproportionately affect such shareholder (other than by virtue of their ownership of Gold Horse or SPEH shares, as applicable).

      9.9 Parties In Interest. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective heirs, legal representatives, successors and assigns of the parties hereto.

      9.10 Waiver. No waiver by any party of any default or breach by another party of any representation, warranty, covenant or condition contained in this Agreement shall be deemed to be a waiver of any subsequent default or breach by such party of the same or any other representation, warranty, covenant or condition. No act, delay, omission or course of dealing on the part of any party in exercising any right, power or remedy under this Agreement or at law or in equity shall operate as a waiver thereof or otherwise prejudice any of such party's rights, powers and remedies. All remedies, whether at law or in equity, shall be cumulative and the election of any one or more shall not constitute a waiver of the right to pursue other available remedies.

      9.11 Expenses. At or prior to the Closing, the parties hereto shall pay all of their own expenses relating to the transactions contemplated by this Agreement, including, without limitation, the fees and expenses of their respective counsel and financial advisers.


                            [Signature Pages Follow]

      IN WITNESS WHEREOF, the parties have executed this Share Exchange Agreement as of the date first written above.


                                                 GOLD HORSE INTERNATIONAL, INC.


                                                 By: __________________________

                                                 Name:

                                                 Title:

                                                 Address:

                                                 ______________________________

                                                 ______________________________

                                                 ______________________________

                                                 Fax: _________________________

                    SIGNATURE PAGE OF GOLD HORSE STOCKHOLDERS
                    -----------------------------------------


GOLD HORSE STOCKHOLDERS:

                                            ___________________________________
                                            Yang Liankuan

                                            Stockholder Address:

                                            ___________________________________

                                            ___________________________________

                                            ___________________________________

                                            Fax: ______________________________


                                            ___________________________________
                                            Ma Runlan

                                            Stockholder Address:

                                            ___________________________________

                                            ___________________________________

                                            ___________________________________

                                            Fax: ______________________________


                                            ___________________________________
                                            Yang Yang

                                            Stockholder Address:

                                            ___________________________________

                                            ___________________________________

                                            ___________________________________

                                            Fax: ______________________________

                  SIGNATURE PAGE OF SPEH AND SPEH STOCKHOLDERS
                  --------------------------------------------


SPEH:
                                     SPEEDHAUL HOLDINGS, INC.

                                     By: ______________________________________

                                     Name: Andrew Norins

                                     Title: Chief Executive Officer, President

                                     Address:

                                     7 Bayhill Boulevard
                                     Monroe, New Jersey 08831

                                     Fax: _____________________________________


SPEH SUB:
                                     SPEEDHAUL, INC.

                                     By: ______________________________________

                                     Name: Andrew Norins
                                     Title: Chief Executive Officer, President



SPEH Stockholder:
                                     __________________________________________
                                     Andrew Norins


                                     Address:

                                     7 Bayhill Boulevard
                                     Monroe, New Jersey 08831

                                     Fax: _____________________________________